

July 7, 2011

<u>Via Facsimile</u>
Mr. Gary Wagner
Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

> **Re: Ameron International Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2010**
> **Filed January 31, 2011**
> **Form 10-Q for the Fiscal Quarter Ended February 27, 2011**
> **Filed April 4, 2011**
> **File No. 001-09102**

Dear Mr. Wagner:

        We have reviewed your response letter dated May 26, 2011 and have the following comments.

<u>Form 10-K for the Fiscal Year Ended November 30, 2010</u>

<u>Item 8 – Financial Statements and Supplementary Data, page 31</u>

<u>Note 6 – Affiliates, page 44</u>

1.   We note your response to prior comment three, from our letter dated April 29, 2011. In future filings, please revise your critical accounting policies in MD&A to expand your disclosure related to cost method investments:
   - to explain the ownership structures of Ameron Saudi Arabia, Ltd. and Bondstrand, Ltd.;
   - to explain why you have determined that you do not have significant influence; and
   - to disclose how you assess these investments for impairment.

<u>Form 10-Q for the Fiscal Quarter Ended February 27, 2011</u>

<u>Note 11 – Commitments and Contingencies, page 11</u>

2.   We note your response to prior comment eight, from our letter dated April 29, 2011. We remind you of your responsibility to try and determine your reasonably possible loss or range of loss on a regular basis. We assume that you have procedures in place to attempt to make such determinations at every reporting period. We also remind you that this

determination is an estimate and therefore, by nature, is not required to be precise. Therefore, a wide range of potential losses may be appropriate under certain circumstances. We also expect that you will provide updated disclosures on a quarterly basis and will disclose a reasonably possible loss or range of loss as soon as practicable. Such disclosures, including your loss or range of loss, should be regularly revised as new information becomes available.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief